Hard Juice Cocktail Co. (the "Company") a Texas Corporation

Statement of Financial Position (unaudited) and
Independent Accountant's Review Report

For the Months Ended December 31, 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
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INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Hard Juice Cocktail Co.

We have reviewed the accompanying financial statements of the Company which is comprised by the balance sheet as of December 31, 2022 and the related statement of operations, statement of cash flows, and statement of changes in shareholders' Deficit for the months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying statement of financial position in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 26, 2023

Vincenzo Mongio

HARD JUICE COCKTAIL CO.
BALANCE SHEET (UNAUDITED)

		December 31, 2022
Assets		
Current Assets:		
Cash	$	1,388
Total Current Assets	**$**	**1,388**
Total Assets	**$**	**1,388**
Liabilities and Stockholders' Equity (Deficit)		
Liabilities		
Liabilities	$	-
Total Liabilities	**$**	**-**
Stockholders' Equity (Deficit)		
Common Stock	$	-
Additional Paid-In Capital		3,190
Retained Earnings		(1,802)
Total Stockholders' Equity (Deficit)	**$**	**1,388**
Total Liabilities and Stockholders' Equity (Deficit)	**$**	**1,388**

HARD JUICE COCKTAIL CO.
STATEMENT OF OPERATIONS

		For Months Ended December 31, 2022
Revenues:		
Sales of Product Income	$	-
Total Revenues	**$**	**-**
Cost of Sales		
Cost of Goods Sold	$	-
Total Cost of Sales	**$**	**-**
Gross Profit	**$**	**-**
Operating Expenses:		
SG&A	$	602
Stock-Based Compensation		1,200
Total Operating Expenses	**$**	**1,802**
Income from Continuing Operations Before Income Taxes	**$**	**(1,802)**
Provision for Income Taxes	$	-
Net Loss	**$**	**(1,802)**

HARD JUICE COCKTAIL CO.
STATEMENT OF CASH FLOWS (UNAUDITED)

		For the Months Ended December 31, 2022
OPERATING ACTIVITIES		
Net Income	**$**	**(1,802)**
Adjustments to reconcile net income to net cash provided by(used in) operating activities:		
Stock-based incentive compensation	**$**	1,200
Changes in operating assets and liabilities, net of effects of businesses acquired:		
Net cash provided by (used in) operating activities	**$**	**(602)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash provided by (used in) investing activities	**$**	**-**
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	**$**	1,990
Net cash provided by (used in) financing activities	**$**	**1,990**
Net cash increase for period	**$**	**1,388**
Cash at beginning of period		-
Cash at end of period	**$**	**1,388**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	**$**	-
Cash paid during the year for income taxes	**$**	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Stock-based incentive compensation	**$**	2,400
Right of Use Asset obtained in exchange for a Lease Liability	**$**	-

HARD JUICE COCKTAIL CO.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
As of December 31, 2022

	Common Stock				Additional Paid-in		Accumulated		Total Stockholders'
	Shares		Amount		Capital		Deficit		Deficit
Balance as of January 25, 2022	-	$	-	$	-	$	-	$	-
Founder Shares	19,200,000	$	-	$	-	$	-	$	-
Paid In Capital	-	$	-	$	1,990	$	-	$	1,990
Stock-based compensation	800,000	$	-	$	1,200	$	-	$	1,200
Net Loss	-	$	-	$	-	$	(1,802)	$	(1,802)
Balance on December 31, 2022	**20,000,000**	**$**	**-**	**$**	**3,190**	**$**	**(1,802)**	**$**	**1,388**

Hard Juice Cocktail Co.
Notes to the Unaudited Statement of Financial Position
December 31, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Hard Juice Cocktail Co., (the “Company”, “we,” “our,” or “us”) is an independent craft cocktail company that manufactures delicious ‘organic gluten free’ ready to drink alcohol-based cocktails. A pioneer in responsibly produced products using organic fruit & vegetable juices, a unique blend of botanicals such as: turmeric, ginger, prickly pear and goji berries; finished off with 4.5% vodka. The cocktail line leads with its signature category differentiator being ‘Hard Juice®’.

The brand Crafty Elk® Hard Juice® Cocktails was founded in 2017 by a pharmaceutical scientist and group of experienced individuals from the consumer food & beverage space. We are living our mission having created a category of our own featuring a renowned smart choice and lifestyle brand that matches pace with a rapidly evolving, health-conscious and convenience driven society.

The “Company” intends to sell their ‘Hard Juice® Cocktails’ into Southern California ‘off trade’ and ‘on trade’ accounts. Hard Juice Cocktail Co., is a wholly owned and managed subsidiary of Crafty Elk Distillery Limited (“Parent”) a federally incorporated company in British Columbia, Canada.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 “*Fair Value Measurements and Disclosures*” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Equity based compensation - ASC 718-10-50

The Company does not currently have an equity-based compensation plan.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – EQUITY

The Company has authorized 20,000,000 of common shares with par value of $0.01 per share. None of these shares were issued and outstanding as of January 25, 2022. Each share of common stock is entitled to one vote.

In May of 2022, the Company issued restricted share agreements to the founders of the Company as compensation to accept a Board position and work with the Company. A total of 800,000 shares of common stock with a par value of $.01 were issued. These awards were granted as standalone awards. The Company has not adopted an incentive compensation award plan. The shares will vest 30% upon execution of the agreement, 20% on the first-year anniversary, 20% on the second-year anniversary, and the remaining 30% on the third-year anniversary. A total of

$1,200 was recognized as stock-based compensation in connection with the issuance and vesting of these awards as of December 31, 2022.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 25, 2022	-	$ 0.01
Granted	400,000	$ 0.01
Vested	(120,000)	$ 0.01
Forfeited	-	$ 0.01
Nonvested shares, December 31, 2022	280,000	$ 0.01

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to January 25, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 26, 2023, the date these financial statements were available to be issued.

NOTE 7 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and may generate losses. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain financing sufficient to meet future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

NOTE 8 – RISKS AND UNCERTAINTIES

Emerging Growth Company

The Company is an "emerging growth company," as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 ("JOBS Act"), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non binding advisory vote on executive compensation and approval of any golden parachute payments not previously approved. Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company's consolidated financial statements with another public company which is neither an emerging growth company nor an emerging

growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.